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## Milan Boulette · 3rd

Vice President of Managed Services and Sales at Cross Country Locums | Cross Country Healthcare

Greater Salt Lake City Area · 500+ connections · Contact info

Cross Country Locums

KWHS

### About

A highly competitive and driven Business Professional and Executive Leader with more than 18 years experience in building relationships, sales territories, developing strategic alliances, marketing, structuring sales pipelines and operations processes within the health care staffing industry. Successful in identifying and capitaliz ... see more

### Articles & activity

1,975 followers



**Fishing and Healthcare Job Boards**

Milan Boulette
Published on LinkedIn

There are two important steps to maximize the ROI of a job board. First, you must post open positions, like casting a net into a sea of fishicians (physicians and advanced practice... ...see more

12 Likes • 6 Comments

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**Locums Hospitalist In Ohio! Cross Country Locums has a new opening...**

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**Karen Drake #Kudos Is there anything you can't do?!...**

Milan shared this

7 Likes • 1 Comment



**Vote - Dented Brick Distillery - Best Craft Vodka Distillery Nominee: 201...**

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6 Likes

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### Experience

**Vice President of Managed Services**

Cross Country Locums

Jan 2018 – Present · 1 yr 10 mos

Greater Salt Lake City Area

As the Vice President of Managed Services I act as the locum tenens subject matter expert responsible for oversight of Cross Country Locums third party MSP contracts, leadership and operations of existing direct Locum Tenens MSP contracts, as well as new MSP sales development, and implementation support. We implemented the industry leading Vendor Centric MSP philosophy that included strategic changes to daily operations allowing for increased communication and service support to our vendor partners from front end delivery through time slips, invoicing, and collections. These changes resulted in significant improvement of both our internal capture rates within two of our programs and incr... See more

**Vice President**
Advantage On Call, LLC / Advantage Locums, LLC
Jul 2014 – Dec 2017 · 3 yrs 6 mos
Salt Lake City / San Diego / Tustin / Sacramento / Las Vegas / Dayton

Responsible for providing sales and administrative leadership to include managing P&L, liabilities, government contracting, strategic planning, organizational forecasting, succession planning, vision, leadership development, and alignment of company policies and procedures. Ensure collaboration between Advantage On Call, Advantage Locums, and Advanta... See more

**Vice President**
Advantage RN
May 2009 – Dec 2017 · 8 yrs 8 mos
Salt Lake City, UT

Independent executive leader responsible for managing all aspects of Advantage Locums. Report directly to the President/CEO and attends and presents at quarterly board meetings for ARN Healthcare Staffing. Initially responsible for start-up of Advantage Locums to include website content, specialty training, setting rates, budgeting, applications, contract... See more

**Staff Care**
9 yrs 4 mos

**Division Vice President**
Jul 2004 – Mar 2009 · 4 yrs 9 mos

As the Division Vice President I was responsible for managing the P&L for a $32M-$38M regional office focused on staffing primary care, surgical, and anesthesia specialties. I managed over thirty production personnel and up to twenty operations staff. Responsibilities included setting annual budgets, performance projections, presentation to corpora... See more

**Regional Vice President**
Apr 2003 – Jul 2004 · 1 yr 4 mos

As the Regional Vice President I was responsible for P&L of an $8M-$13M profit center focused on staffing primary care and subspecialty physicians in thirteen western states. I was responsible for managing over twenty producers in sales, account management, and recruiting. I also maintained personal production responsibility. During my tenure as Regional... See more

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## Education

**KWHS**

**University of Utah**

**Whittier College**

## Volunteer Experience

**Volunteer Ranger - Snowbird Resort**
Cottonwood Canyons Foundation
2003 – Apr 2017 • 14 yrs
Environment

What is the Cottonwood Canyons Foundation?
We are a nonprofit organization with a mission To continuously improve the environment of Big and Little Cottonwood Canyons through stewardship and education programs.

This is accomplished by CCF aggressively partnering with concerned citizens, organizations

such as the Wasatch-Cache National Forest, SLC Watershed, Alta, Brighton, Solitude, Snowbird and over 200 volunteers to conduct educational programs and environmental improvement projects. CCF is an independent, non-political, nonprofit foundation.

Tour with a Ranger

Join Volunteer Naturalist "Rangers" on the ski slopes at Alta, Snowbird, Brighton and Solitude to learn about Cottonwood Canyon's geology, history, winter ecology, watershed, wildlife, and more!
Weekends and Holidays all season.
Free, guided, naturalist-led tour, down an easy or intermediate ski run.
Tours meet at 1:30 PM, and last approximately 45 minutes.
Meeting places:
Alta 1:30 PM, Base of Cecret Chair, Outside Alf's Restaurant.
Snowbird 1:30 PM, Mid-Gad Restaurant, outside near trailmap sign.
Brighton 1:30 PM, Base of Snake Creek Chair.
Solitude 1:30 PM, Top of Moonbeam Chair.
Rangers are also on the mountain throughout the day, roving, to answer questions and provide great information. Come see us and say hello!
Lift ticket or pass at ski area required.

### NALTO Ethics Committee Member

NALTO - National Association of Locum Tenens Organizations
2013 – Present • 6 yrs

NALTO has established an ethics committee to review all complaints and violations in order to preserve our high standards. This committee, comprised of key representatives from long-standing NALTO company members, is responsible for reviewing and acting upon any reported or suspected violations of the ethical code. NALTO has established a thorough process of investigation and determination regarding all written complaints and inquiries. For complete details on grievance procedures, download the full Code of Ethics at NALTO.org.

NALTO strives to preserve high ethical standards within our profession. If you are a physician, client or company member and you believe a violation of the code of ethics has occurred, please download the NALTO complaint form at NALTO.org and submit it to us via fax or mail.

### Watch D.O.G.S. - Elementary School Volunteer

National Center for Fathering
2014 – Present • 5 yrs
Education

WATCH D.O.G.S. is a one-of-a-kind, school-based father involvement program that works to support education and safety.

As a program of the National Center for Fathering, we have more than 4,504 schools in 46 states that participate in the WATCH D.O.G.S. program, in addition to participation in China, Canada, Mexico, Puerto Rico and Barbados.

Who are Watch D.O.G.S.? Fathers, grandfathers, step-fathers, uncles, and other father figures who volunteer to serve at least one day a year in a variety of school activities as assigned by the school principal or other administrator.

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## Skills & Endorsements

**Recruiting** · 98

Endorsed by **Matt Walton and 10 others who are highly skilled at this**

Endorsed by **2 of Milan's colleagues at Advantage On Call, LLC**

**Physicians** · 61

**Robert Kempf and 60 connections** have given endorsements for this skill

**Cold Calling** · 57

Endorsed by **B.J. Ferguson, who is highly skilled**

Endorsed by **8 of Milan's colleagues at Staff**

at this

Care

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## Recommendations

Received (3) Given (3)

**Tim Fischer**
Executive Advisor and Leadership Coach
April 17, 2019, Tim was senior to Milan but didn't manage directly

I had the pleasure of working with Milan while at MDA. Milan is a true professional who puts other people first as a servant leader, leads by example, and gets results. I really enjoyed working with him and could not recommend him more. Great leader and even better person.

**Ted Weyn**
Executive Growth Strategist
April 17, 2019, Ted managed Milan directly

I had the privilege of working with Milan after Cross Country Healthcare acquired Advantage RN. Milan was running the company's Locum Tenens division. Quickly Milan established himself as not only a strong industry expert, but demonstrated strong leadership capabilities. Milan possesses a rar... See more

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## Interests

**Continuing Medical Education**
11,513 members

**Openreq Healthcare Recruiters**
4,484 members

**Staffing Industry Recruiters**
2,970 members

**Medical Doctor Associates**
6,746 followers

**Jack Welch**
Executive Chairman, The Jack Welch M...
7,277,484 followers

**The Recruiter.com Network - Exp...**
830,167 members

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